Alpine Series Trust
Exhibit to Item 77M

On July 31, 2015, the Board of Trustees of the Alpine Series Trust
(the Trust), approved an Agreement and Plan of Reorganization, providing for: (i) the acquisition of all of the assets of the Alpine Equity Income Fund and Alpine Transformations Fund by the Alpine Rising Dividend Fund (the Acquiring Fund), in exchange for the assumption of all of the liabilities of the Alpine Equity Income Fund and Alpine Transformations Fund for shares of the Acquiring Fund to be distributed to the shareholders of the Alpine Equity Income Fund and Alpine Transformations Fund; and (ii) the subsequent termination of the Alpine Equity Income Fund and Alpine Transformations Fund as a series of the Trust. The reorganization was completed on October 23, 2015.

Additional circumstances and details of the reorganization are described in and incorporated by reference to the Registrants Form N-14 filed with the Securities and Exchange Commission via
Edgar on August 14, 2015.